

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Henry H. Graham, Jr.
Chief Executive Officer
TNS, Inc.
11480 Commerce Park Drive, Suite 600
Reston, VA 20191

> **Re:** **TNS, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Forms 8-K Filed March 1, 2010 and May 3, 2010**
> **File No. 001-32033**

Dear Mr. Graham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief